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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549
          FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.
NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Houston and the state of Texas on the 16th day of February, 2010.
Signature: AIM Investment Funds on behalf of

AIM Balanced-Risk Allocation Fund	Invesco FX Alpha Strategy Fund
AIM China Fund	Invesco Global Advantage Fund
AIM Developing Markets Fund	Invesco Global Dividend Growth Securities Fund
AIM Global Health Care Fund	Invesco Health Sciences Fund
AIM International Total Return Fund	Invesco International Growth Equity Fund
AIM Japan Fund	Invesco Pacific Growth Fund
AIM LIBOR Alpha Fund	Invesco Van Kampen Emerging Markets Fund
AIM Trimark Endeavor Fund	Invesco Van Kampen Global Bond Fund
AIM Trimark Fund	Invesco Van Kampen Global Equity Allocation Fund
AIM Trimark Small Companies Fund	Invesco Van Kampen Global Franchise Fund
Invesco Alternative Opportunities Fund	Invesco Van Kampen Global Tactical Asset Allocation Fund
Invesco Commodities Alpha Fund	Invesco Van Kampen International Advantage Fund
Invesco FX Alpha Plus Strategy Fund	Invesco Van Kampen International Growth Fund

By:	/s/ John M. Zerr (John M. Zerr)

Senior Vice President (Title)

Attest:	/s/ Melanie Ringold

(Melanie Ringold)

Assistant Secretary (Title)

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